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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


              --------------------------------------------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (Amendment No. 2)



                         MERIDIAN SPORTS INCORPORATED
--------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  589783 10 9
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                                (CUSIP Number)












                       (CONTINUED ON FOLLOWING PAGE(S))



                                  Page 1 of 7


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                                      13G
CUSIP NO.  589783 10 9                                             Page 2 of  7


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                    DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            5,200,000
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            5,200,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,200,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    65%

12.      TYPE OF REPORTING PERSON

                                    CO



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                                      13G
CUSIP NO.  589783 10 9                                             Page 3 of  7


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MERIDIAN SPORTS HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                    DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            5,200,000
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            5,200,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,200,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    65%

12.      TYPE OF REPORTING PERSON

                                    CO



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                                      13G
CUSIP NO.  589783 10 9                                             Page 4 of  7

Item 1(a):                 Name of Issuer.

                           MERIDIAN SPORTS INCORPORATED (the "Company")

Item 1(b):                 Address of Issuer's Principal Executive Offices.

                           625 Madison Avenue
                           New York, New York  10022

Item 2(a):                 Name of Persons Filing.

                           Meridian Sports Holdings Inc., ("Meridian
                           Holdings") is an indirect wholly owned subsidiary of Mafco Holdings Inc. ("Mafco"). All of the capital stock of Mafco is owned by Ronald O. Perelman.

Item 2(b):                 Address of Principal Business Office.

                           The principal business offices of Meridian Holdings are located at 625 Madison Avenue, New York, New York 10022. The principal business offices of Mafco are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):                 Citizenship.

                           Meridian Holdings and Mafco each are Delaware corporations.

Item 2(d):                 Title of Class of Securities.

                           Common Stock, par value $.01 per share (the
                           "Shares").


Item 2(e):                 CUSIP Number.

                           589783 10 9

Item 3:                    Not Applicable

Item 4:                    Ownership.

                           Meridian Holdings owns 5,200,000 Shares, which represent approximately 65% of the total number of Shares outstanding on December 31, 1996. Mafco may be deemed to beneficially own the Shares owned by Meridian Holdings. Ronald O. Perelman owns all of the capital stock of Mafco.


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                                      13G
CUSIP NO.  589783 10 9                                             Page 5 of  7


                           (a)  Amount Beneficially Owned:

                                    5,200,000 Shares

                           (b)  Percent of Class:

                                    65% based upon 8,000,000 Shares
                                    outstanding on December 31, 1996.

                           (c) Number of shares as to which such person has:

                                    (i)   Sole power to vote or to direct
                                            the vote.........................-0-

                                    (ii)  Shared power to vote or to direct
                                            the vote...................5,200,000

                                    (iii) Sole power to dispose or to direct
                                            the disposition of...............-0-

                                    (iv)  Shared power to dispose or to direct
                                            the disposition of ........5,200,000

Item 5:                    Owner of Five Percent or Less of a Class.

                                    Not Applicable

Item 6:                    Ownership of More than Five Percent on Behalf of
                           Another Person.

                           At December 31, 1996, all of the Shares owned were pledged to secure obligations.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                    Not Applicable

Item 8:                    Identification and Classification of Members of the
                           Group.

                                    Not Applicable




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                                      13G
CUSIP NO.  589783 10 9                                             Page 6 of  7

Item 9:                    Notice of Dissolution of Group.

                                    Not Applicable

Item 10:                   Certification.

                                    Not Applicable




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                                      13G
CUSIP NO.  589783 10 9                                             Page 7 of  7
                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February     , 1997


                                          MERIDIAN SPORTS HOLDINGS INC.




                                          By:     /s/ Glenn P. Dickes
                                             ----------------------------------
                                             Name:  Glenn P. Dickes
                                             Title: Vice President



                                          MAFCO HOLDINGS INC.



                                          By:     /s/ Glenn P. Dickes
                                             ----------------------------------
                                             Name:  Glenn P. Dickes
                                             Title: Senior Vice President